Exhibit 99.1

China Zenix Auto International Limited Reports Financial Results
for 2019 Second Quarter

ZHANGZHOU, China, August 15, 2019 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Financial Highlights

Second Quarter 2019:

●	Revenue was RMB799.0 million (US$116.4 million), down 12.0% year-over-year;
●	Sales to the Chinese OEM market decreased 16.3% year-over-year;
●	Aftermarket sales increased by 0.4% year-over-year;
●	Gross margin maintained at 12.2%;
●	Profit and total comprehensive income for the period was RMB 10.2 million (US$1.5 million) compared with a loss and total comprehensive loss in the second quarter of 2018.

First Six Months of 2019

●	Revenue was RMB1,468.3 million (US$213.9 million), a decrease of 14.8% year-over-year compared with RMB1,723.8 million in the first six months of 2018;
●	Tubeless steel wheel sales decreased by 13.7% year-over-year;
●	Sales of aluminum wheels decreased by 13.8% year-over-year;
●	Gross margin was maintained at 12.2%;
●	Net profit and total comprehensive income for the period was RMB5.7 million (US$0.8 million) with basic and diluted earnings per American Depositary Share (“ADS”) of RMB0.11 (US$0.02);
●	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB1,245.4 million (US$181.4 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "In the midst of the slowdown of Chinese economy,  Chinese commercial vehicle production during the quarter consisted of a 1.8% decline in April 2019, an 8.5% decrease in May 2019, and a 17.5% decline in June of 2019 according to statistics from the China Association of Automobiles (“CAAM”) . In addition, major parts of the country implemented the stricter National VI emission standard starting July 1, 2019, resulting in retailers slashing prices to accelerate the sales of National V-compliant vehicles in their inventory before the new standard became law.  This reduced production affected our OEM sales during the 2019 second quarter.”

Exhibit 99.1

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We were able to raise selling prices resulting in higher gross profit and margin in the second quarter of 2019.  Our  profit and total comprehensive income for the period was RMB 10.2 million (US$1.5 million) versus a loss in the second quarter in 2018. We ended the second quarter with bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months of RMB1,245.4 million (US$181.4 million).  We will  protect and enhance our resources to meet our strategic goals.”

2019 Second Quarter Results

Revenue for the second quarter was RMB799.0 million (US$116.4 million) from RMB907.6 million for the second quarter of 2018. The 12.0% decrease in revenue on a year-over-year basis was mainly due to the weaker demand from the OEM sector in China and international sales.

Sales to the Chinese OEM market decreased by 16.3% year-over-year to RMB444.5 million (US$64.7 million) in the second quarter of 2019 compared to RMB530.8 million in the same quarter of 2018. Total unit sales in the OEM market decreased by 20.6% year-over-year during the second quarter of 2019.

Aftermarket sales in China increased by 0.4% year-over-year to RMB269.1 million (US$39.2 million) in the second quarter of 2019 from RMB268.2 million in the second quarter of 2018. Total unit sales in the aftermarket decreased by 6.1% year-over-year as the softer economy affected the logistics sector.

International sales decreased by 21.4% year-over-year to RMB85.4 million (US$12.4 million) in the second quarter of 2019 compared to sales of RMB108.7 million in the second quarter of 2018. Total international unit sales decreased by 28.0% year-over-year in the second quarter of 2019 mainly due to continued weak demand in Southeastern Asian countries due to higher material costs.

In the second quarter of 2019, domestic OEM sales, domestic aftermarket sales and international sales contributed 55.6%, 33.7% and 10.7% of revenue, respectively.

Sales of tubed steel wheels comprised 46.6% of 2019 second quarter revenue compared to 47.2% in the same quarter in 2018. Tubeless steel wheel sales represented 41.4% of 2019 second quarter revenue compared to 42.4% in the same quarter of 2018. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels accounted for 8.2% of second quarter revenue as compared to 7.5% in the same quarter a year ago.

Second quarter gross profit increased by 16.1% to RMB97.7 million (US$14.2 million), compared to RMB84.2 million in the same quarter in 2018. Gross margin was 12.2%, compared with 9.3% in the second quarter of 2018. The increase in gross margin on a

Exhibit 99.1

year-over-year basis was mainly due to the Company raised selling prices during the second quarter while raw material costs remained stable.

Selling and distribution expenses decreased by 10.3% to RMB43.9 million (US$6.4 million) from RMB48.9 million in the second quarter of 2018. The decrease in selling and distribution costs was primarily due to lower transportation expenses associated with lower sales volume. As a percentage of revenue, selling and distribution costs were 5.5% in the second quarter of 2019, compared to 5.4% in the same quarter a year ago.

Research and development ("R&D") expenses increased by 8.4% to RMB14.9 million (US$2.2 million), compared to RMB13.7 million in the second quarter of 2018. R&D as a percentage of revenue was 1.9% in the second quarter of 2019, compared to 1.5% in the same quarter a year ago.

Administrative expenses decreased by 12.9% to RMB26.6 million (US$3.9 million) from RMB30.5 million in the second quarter of 2018. As a percentage of revenue, administrative expenses were 3.3%, compared to 3.4% of revenue in the second quarter of 2018.

Net profit and total comprehensive income were RMB10.2 million (US$1.5 million) in the second quarter of 2019 compared to a net loss and total comprehensive loss of RMB5.8 million for the second quarter of 2018.

Basic and diluted earnings per ADS were RMB0.20 (US$0.03) in the second quarter of 2019 compared to basic and diluted loss per ADS of RMB0.11 in the second quarter of 2018.

In the second quarter of 2019, the Company recorded net cash outflows from operating activities of RMB47.3 million (US$6.9 million). Days Sales Outstanding (DSO) was at 63 days in the second quarter of 2019, in comparison with 54 days during the full year of 2018. The Company did not incur meaningful capital expenditures for the purchase of property, plant and equipment in the second quarter of 2019.

During the second quarter of 2019 and 2018, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2019 First Six Months Results

Revenue for the first six months ended June 30, 2019 was RMB1,468.3 million (US$213.9 million) compared with RMB1,723.8 million in the first six months of 2018.

Sales to the Chinese OEM market decreased by 20.2% year-over-year to RMB794.8 million (US$115.8 million) and represented 54.1% of revenue. Aftermarket sales decreased by 2.4% year-over-year to RMB509.7 million (US$74.2 million) in the first six months of 2019 and represented 34.7% of total six-month revenue. International sales decreased by 20.4% year-over-year to RMB163.8 million (US$23.9 million) compared with the same period last year and represented 11.2% of revenue.

Exhibit 99.1

Tubed steel wheel sales for the first six months ended June 30, 2019 decreased by 17.9% compared with the same period in 2018 and accounted for 44.8% of revenue. Tubeless steel wheel sales decreased by 13.7% from the same period a year ago and accounted for 42.4% of revenue. Aluminum wheel sales decreased 13.8% from the same period a year ago and accounted for 8.5% of revenue. Construction equipment wheel sales increased by 39.0% and accounted for 2.3% of revenue.

Gross profit for the first six months ended June 30, 2019 was RMB178.9 million (US$26.1 million) compared with RMB210.1 million during the same period in 2018, up 14.9% year-over-year. Gross margin was 12.2% compared with 12.2% in the same period last year.

Net profit and total comprehensive income for the first six months ended June 30, 2019 was RMB5.7 million (US$0.8 million) compared with RMB20.3 million during the same period in 2018.

Basic and diluted earnings per ADS for the first six months ended June 30, 2019 were RMB0.11 (US$0.02), compared with RMB0.39 during the same period in 2018.

As of June 30, 2019, Zenix Auto had bank balances and cash of RMB924.4 million (US$134.7 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$42.2 million). Pledged bank deposits were RMB31.0 million (US$4.5 million). Total bank borrowings were RMB558.0 million (US$81.3 million). Total equity attributable to owners of the Company was RMB2,544.4 million (US$370.6 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, August 15, 2019 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through September 15, 2019, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 51554 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate as of June 28, 2019 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly

Exhibit 99.1

statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 834 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 78 distributors in more than 30 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of June 30, 2019. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three months ended June 30, 2019 and 2018
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	2018 Q2	2019 Q2	2019 Q2
	RMB' 000	RMB' 000	US$' 000
Revenue	907,621	798,998	116,387
Cost of sales	(823,407)	(701,253)	(102,149)
Gross profit	84,214	97,745	14,238
Other operating income	4,003	6,038	880
Net exchange gain	2,484	1,253	183
Selling and distribution costs	(48,934)	(43,917)	(6,397)
Research and development expenses	(13,729)	(14,881)	(2,168)
Administrative expenses	(30,499)	(26,553)	(3,868)
Finance costs	(5,790)	(6,136)	(894)
(Loss) Profit before taxation	(8,251)	13,549	1,974
Income tax expense	2,415	(3,319)	(483)

(Loss) Profit and total comprehensive (loss) income for the period	(5,836)	10,230	1,490

(Loss) Earnings per share
Basic	(0.03)	0.05	0.01
Diluted	(0.03)	0.05	0.01

(Loss) Earnings per ADS
Basic	(0.11)	0.20	0.03
Diluted	(0.11)	0.20	0.03
Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the six months ended June 30, 2019 and 2018

	2018	2019	2019
	RMB' 000	RMB' 000	US$' 000

Revenue	1,723,828	1,468,348	213,889
Cost of sales	(1,513,701)	(1,289,450)	(187,830)
Gross profit	210,127	178,898	26,059
Other operating income	8,177	8,944	1,303
Net exchange gain(loss)	27	(7)	(1)
Selling and distribution costs	(93,949)	(83,386)	(12,147)
Research and development expenses	(26,584)	(28,216)	(4,110)
Administrative expenses	(61,206)	(55,177)	(8,037)
Finance costs	(11,460)	(12,028)	(1,752)
Profit before taxation	25,132	9,028	1,315
Income tax expense	(4,820)	(3,297)	(480)

Profit and total comprehensive income for the period	20,312	5,731	835

Earnings per share
Basic	0.10	0.03	0.00
Diluted	0.10	0.03	0.00

Earnings per ADS
Basic	0.39	0.11	0.02
Diluted	0.39	0.11	0.02

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	172,111	217,504	31,683
Trade and other receivables and prepayments	776,473	879,707	128,144
Prepaid lease payments	9,425	9,425	1,373
Pledged bank deposits	33,500	31,000	4,516
Fixed bank deposits with maturity period over three months	290,000	290,000	42,243
Bank balances and cash	933,250	924,409	134,655
Total current assets	2,214,759	2,352,045	342,614

Non-Current Assets
Property, plant and equipment	1,099,003	1,031,257	150,220
Prepaid lease payments	357,599	352,886	51,404
Deferred tax assets	40,272	42,517	6,193
Intangible assets	17,000	17,000	2,476
Total non-current assets	1,513,874	1,443,600	210, 293
Total assets	3,728,633	3,795,705	552,907

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	611,463	586,891	85,490
Amount due to a shareholder	9,911	10,558	1,538
Taxation payable	2,477	3,687	537
Bank borrowings	473,000	558,000	81,282
Total current liabilities	1,096,851	1,159,136	168,847

Deferred tax liabilities	86,239	85,694	12,483
Deferred income	6,903	6,504	947
Total non-current liabilities	93,142	92,198	13,430
Total liabilities	1,189,993	1,251,334	182,277

EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	57,112
Reserves	2,146,428	2,152,159	313,497
Total equity attributable to owners of the company	2,538,640	2,544,371	370,629
Total equity and liabilities	3,728,633	3,795,705	552,907

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended June 30, 2019
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	June 30, 2019
OPERATING ACTIVITIES	RMB' 000	US$' 000
Profit before taxation	13,549	1,974
Adjustments for:
Amortization of prepaid lease payments	2,357	343
Depreciation of property plant and equipment	33,847	4,930
Release of deferred income	(200)	(29)
Finance costs	6,136	894
Loss on disposal of property, plant and equipment	1	-
Interest income	(3,612)	(526)
Operating cash flows before movements in working capital	52,078	7,586
Decrease in inventories	10,892	1,587
Decrease in trade and other receivables and prepayments	(106,752)	(15,549)
Decrease in trade and other payables and accruals	(3,568)	(520)
Cash used in operations	(47,350)	(6,896)
Interest received	2,865	417
PRC income tax paid	(2,766)	(403)
NET CASH USED IN OPERATING ACTIVITIES	(47,251)	(6,882)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(384)	(56)
Placement of pledged bank deposits	(332,500)	(48,434)
Withdrawal of pledged bank deposits	333,400	48,565
Proceeds on disposal of property, plant and equipment	1	-
Placement of fixed bank deposits with maturity periods over three months	(50,000)	(7,283)
Withdrawal of fixed bank deposits with maturity periods over three months	50,000	7,283
NET CASH FROM INVESTING ACTIVITIES	517	75
FINANCING ACTIVITIES
Interest paid	(6,203)	(904)
Advance from a shareholder	634	92
NET CASH USED IN FINANCING ACTIVITIES	(5,569)	(812)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(52,303)	(7,619)
Cash and cash equivalents at beginning of the period	977,239	142,351
Effect of foreign exchange rate changes	(527)	(77)
Cash and cash equivalents at end of the period	924,409	134,655

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2019
(RMB and US$ amounts expressed in thousands)

	Six Months Ended
	June 30, 2019
OPERATING ACTIVITIES	RMB' 000	US$' 000
Profit before taxation	9,028	1,315
Adjustments for:
Amortization of prepaid lease payments	4,713	687
Depreciation of property plant and equipment	68,079	9,917
Release of deferred income	(399)	(58)
Finance costs	12,028	1,752
Loss on disposal of property, plant and equipment	2	-
Interest income	(5,957)	(868)
Operating cash flows before movements in working capital	87,494	12,745
Increase in inventories	(45,393)	(6,612)
Decrease in trade and other receivables and prepayments	(103,043)	(15,010)
Decrease in trade and other payables and accruals	(24,618)	(3,586)
Cash generated from operations	(85,560)	(12,463)
Interest received	5,974	870
PRC income tax paid	(5,243)	(764)
NET CASH USED IN OPERATING ACTIVITIES	(84,829)	(12,357)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(384)	(56)
Placement of pledged bank deposits	(332,500)	(48,434)
Withdrawal of pledged bank deposits	335,000	48,798
Proceeds on disposal of property, plant and equipment	49	7
Placement of fixed bank deposits with maturity periods over three months	(290,000)	(42,243)
Withdrawal of fixed bank deposits with maturity periods over three months	290,000	42,243
NET CASH FROM INVESTING ACTIVITIES	2,165	315
FINANCING ACTIVITIES		-
New bank borrowings raised	340,000	49,527
Repayment of bank borrowings	(255,000)	(37,145)
Interest paid	(11,982)	(1,745)
Advance from a shareholder	647	94
NET CASH FROM FINANCING ACTIVITIES	73,665	10,731
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,999)	(1,311)
Cash and cash equivalents at beginning of the period	933,250	135,943
Effect of foreign exchange rate changes	158	23
Cash and cash equivalents at end of the period	924,409	134,655